UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                         Earle I. Mack
            _________________________________________
                        (Name of Issuer)

        Class A Common Stock, $.01 par value per share
        ______________________________________________
                 (Title of Class of Securities)

                           089098107
                         ______________
                         (CUSIP Number)

                    James H. Schropp, Esq.
            Fried, Frank, Harris Shriver & Jacobson
              1001 Pennsylvania Avenue, Suite 800
                   Washington, DC 20004-2505
                        (202) 639-7110
 ___________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         November 18, 1999
    _______________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of  240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See  240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13D
CUSIP No. 089098107

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Earle I. Mack
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS (SEE INSTRUCTIONS):   PF

5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER         507,900 shares of Class A Common
8   SHARED VOTING POWER
9   SOLE DISPOSITIVE POWER    507,900 shares of Class A Common
10  SHARED DISPOSITIVE POWER

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     507,900 shares of Class A Common

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS):  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     8.2

14
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

Item 5.  Interest in Securities of the Issuer

Item 5(c). On November 18, 1999, Mr. Mack received 36,000 shares of Big City Radio Inc.'s ("BCR") Class A Common Stock pursuant to the terms of the merger agreement among Hispanic Internet Holdings, Inc. ("HIH") and BCR.


Item 5(e). As of November 18, 1999, Mr. Mack beneficially owns 507,900 shares or 8.2 percent of the Class A
                Common Stock of BCR.



Item 7.  Material to Be Filed as Exhibits

     Exhibit A  Merger and Registration Rights Agreement , dated as of November 1, 1999, among BCR and HIH.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 18, 1999.


Date:  November 18, 1999         By:  /s/  Earle I. Mack
                                     ___________________________
                                     Name: Earle I. Mack

                        INDEX TO EXHIBITS

 Exhibit                     Exhibit                     Page
   No.

    A     Merger and Registration Rights Agreement ,
          dated as of November 1, 1999, among Big City     6
          Radio, Inc. and Hispanic Internet Holdings,
          Inc.